November 11, 2014
NetScout Systems, Inc.
2014 Technology, Internet, Media &
Telecommunications Conference
Filed by NetScout Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: NetScout Systems, Inc.
(Commission File No. 000-26251)
The following is a copy of a slide deck to be presented by NetScout Systems, Inc. at an investor conference on November 11, 2014.

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Additional Information and Where You Can Find It
NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration
Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”).
Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus
(when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations,
by telephone at 978-614-4000, by email at
ir@netscout.com,
or by mail at Investor Relations,
NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.
This communication is not a solicitation of a proxy from any security holder of NetScout.
However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at
www.sec.gov.

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Safe Harbor & Non-GAAP Financial Metrics
Forward Looking Statements: Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section
21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the Company’s relationships with strategic partners, dependence upon broad-based acceptance of the
Company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies.
For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.
Regulation G Disclosure: This presentation makes reference to certain non-GAAP measures such as non-GAAP revenue and non-GAAP earnings per share.  These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP (revenue, net income and diluted net income per share), and may have limitations in that they do not reflect all of NetScout’s results of operations as determined in accordance with GAAP.  These non-GAAP measures should only be used to evaluate
NetScout’s results of operations in conjunction with the corresponding GAAP measures.  The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP. NetScout believes these non-GAAP financial measures will enhance the reader’s overall understanding of NetScout’s current financial performance and NetScout's prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how the Company plans and measures its own business.  NetScout believes that providing these non-GAAP measures affords investors a view of NetScout’s operating results that may be more easily compared to peer companies and also enables investors to consider NetScout’s operating results on both a GAAP and non-GAAP basis during and following the integration period of NetScout’s
acquisitions. Presenting the GAAP measures on their own would not be indicative of NetScout’s core operating results.   Furthermore, NetScout
believes that the presentation of non-GAAP measures when shown in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to its financial condition and results of operations. NetScout management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. These non-GAAP measures are among the primary factors that management uses in planning and forecasting. The reconciliation of these non-GAAP metrics to the comparable GAAP metrics are set forth in the accompanying tables in the index of this presentation and are available on our website at
http://ir.netscout.com.

FY '12
FY '13
FY '14

FY '12
FY '13
FY '14

FY '12
FY '13
FY '14

NetScout Investment Highlights
•
Market leader
in network and application
performance management
• Award-winning solutions based on proprietary
software: “ASI” enabling
real-time intelligence
and analytics
• Helping our customers achieve
ROI and
manage risk
through the operational
intelligence gained from our analytics
•
Financial strength
built on profitability and cash
flow arising from increasing revenue within a
scalable infrastructure
• Capitalizing on attractive growth opportunities
being shaped by
today’s IT trends
• Announced
transformational acquisition
of
Danaher’s Communications Business
Total
Revenue
(non-GAAP)
Earnings
Per Share
(non-GAAP)
Free
Cash
Flow
$309
$352
$397
$57
$83
$97
$1.10
$1.32
$1.53

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.

Incident
nGeniusONE with ASI Inside
Service Dashboard
Network Dashboard
Service Monitors
Traffic Monitors
Dependency Mapping
Problem solved
UMC/OSS
Server
Application
Network
Packet Analysis
Session Analysis
IP Traffic Deep Dive
Component Performance Management

Our Value Proposition for IT Operations
NetScout  Enables Proactive Network, Service and UC Triage
ROI:
Reduce costs
Improve productivity
Generate incremental
revenue
Risks:
Outages/downtime
Cyber attacks
Non-compliance/fines
Reputational damage
Real-time operational intelligence and analytics

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.

LTE Penetration (%)
100
90
80
70
60
50
40
30
20
10
0
2010
2011
2012
2013
2014
2015
2016
2017
South Korea
Japan
North America
Western Europe
Asia/Pacific
Eastern Europe
Middle East and Africa
Latin America
Worldwide

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Mobility Trends Driving our Growth:
• 4G/LTE:
Global deployments
Consumer adoption
• Services deployed (e.g.
VoLTE)
• Network analytics
• Geo-analytics
• Virtualization
• Voice/video/data
convergence
•
“Big Data”
Source: Ericsson Mobility Report, May 2014
Service Providers:
Monetize their investment and retain customers

Trends Impacting Enterprise IT
Enterprise:  “Uptime”
and user experience with cost-effective delivery
Incident Incident
Session
Analysis
Packet
Analysis
IP Traffic Deep Dive
Problem Solved Problem Solved
UMC/OSS
Service Dashboard Service Monitors Dependency Mapping
Component Performance
Management

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
•
Mobility:  “BYOD”
•
Virtualization
•
Unified
communications
•
Converged
infrastructure
•
Cloud-based services
•
“Big Data”
•
“Internet of things”
Network
Application
Server

Why NetScout will continue to win….
Today’s fundamentals:
Secular IT Trends
Product Strategy
Financial Strength
Tomorrow’s information:
ASI solving “Big Data’s”
data problem
NetScout:  Proven technology for proving change…

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.

Revenue and EPS Performance
CAGRS at FY ‘15 Guidance Mid-points:
Revenue:  9.5%   EPS: 11%
Guidance as of October 16, 2014
Non-GAAP, in millions except EPS
EPS range:
$1.74 - $1.81
Revenue range:
$450 - $465
$174
$211
$0.55
$0.76
$290
$309
$352
$397
$465
$1.04
$1.10
$1.32
$1.53
$1.81
FY '11 FY '12 FY '13 FY '14 FY '15
Guidance
1H'14 Q1'15

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Cumulative Free Cash Flow Generation (in millions)
Capital deployment priority:  product development
$-
$100
$200
$300
$400
FY '10
FY '11
FY '12
FY '13
FY '14
FY '15 YTD
FY '15 YTD FCF
FY '14 FCF
FY '13 FCF
FY '12 FCF
FY '11 FCF
FY '10 FCF
$40
$100
$157
$240
$337
$362

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
NetScout Investment Position:
Balance Sheet Highlights (in millions)
Total liquidity exceeds $465M
Q2 FY ‘15 FY ’14 FY ’13 FY ’12 FY ’11
Cash and Securities $217 $219 $154 $214 $229
Accounts Receivable $50 $61 $74 $70 $63
Total Debt $0 $0 $0 $62 $68
Total Deferred Revenue $118 $134 $121 $112 $100
Total Stockholders’ Equity $413 $409 $372 $342 $320
Free Cash Flow $25 $97 $83 $57 $60

NetScout Operating Targets
Operating targets
attained at mid-
teens revenue
growth.
Operating
Targets
FY ’15
Guidance
(as of 10/16/14)
Gross Margin 78 – 81% 79 – 80%
R&D of Revenue 13 – 15% 15 – 16%
S&M of Revenue 33 – 35% 32 – 33%
G&A of Revenue 6 – 8% 6 – 7%
Operating Margin 24 – 27% 26 – 27%
Scalable organization increases operating leverage
Non-GAAP

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.

DANAHER

Tektronix communications

FLUKE networks

ARBOR

Strategic Direction and Opportunity
•
NetScout is well positioned within its core
markets with a differentiated product
portfolio, innovative technology and a
compelling value proposition
• Service providers and enterprises have
invested significantly in their infrastructures
during the past decade but they lack holistic
IT management
Acquiring Danaher’s Communications
Expanded solutions for addressing
customer needs
Go-to-market advantages
Scale and leverage
Virtualization
Cloud
SDN
Mobility
BYOD
Internet
iPhone
Voice
Cable
IP Convergence
10gig
40gig
100gig

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Business provides:

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Go-to-Market
More global and diverse
Broader sales and
channel presence
worldwide
More customers and
more touch points within
the customer
Increased customer
mindshare
Best-In-Class
Solutions
Broader portfolio for
service providers
Extends reach into the
mid-tier enterprise
market
Jump-starts our entry
into Cyber Intelligence
Next-Gen platform and
software
Financially Compelling
$1.2B+ revenue base*
positioned for growth
Accretive to non-GAAP
earnings
Year 2 run-rate cost
synergies of ~5% of total
combined cost base*
Continued prudent cost
control
NetScout to Acquire Danaher’s Communications Business:
Strategic Rationale
* Non-GAAP 1 First full year of combined operations
Doubles our total
addressable market to
$8B+
Furthering our strategic
capabilities to our
customers
Increasing operating
margins and cash flow
1

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
NetScout to Acquire Danaher’s Communications Business:
Transaction Overview
Structure and
Consideration
Ownership
(2)
Board of
Directors
Management
Headquarters
Closing
Conditions
• NetScout to acquire Danaher’s Communications Group
• NetScout to issue 62.5 million shares, valued at approximately $2.3 billion
(1)
• Structured as Reverse Morris Trust
• Danaher shareholders: 59.5%
• NetScout shareholders: 40.5%
• Current NetScout Board to remain in place
• Anil Singhal to continue as Chairman of the Board
• James A. Lico, EVP of Danaher, to join the Board, expanding it to 8 directors
• NetScout CEO and other executives to continue in their respective roles
• Westford, MA
• Transaction anticipated to close in first 6 months of NetScout’s FY 2016, subject to NetScout shareholder and regulatory approvals, and receipt by
Danaher of a ruling by the U.S. Internal Revenue Service and opinions of counsel regarding certain tax matters
(1) Based on NetScout’s closing share price  of $37.34 on November 4, 2014.
(2) Includes estimated RSUs to be issued to SpinCo employees.

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Strategy:
Continued leadership in the major computing trends over the next decade
Helping our customers achieve ROI and manage risk through the operational intelligence gained from our analytics
Transformational acquisition positions NetScout with a broader, longer runway to drive revenue, profit and free cash flow growth over the long-
term.
Fundamentals:
Visionary leadership
Cutting edge technology:  ASI and nGeniusONE
Brand recognition through market leadership
Scalable infrastructure requiring limited future investment
Solid cash flow and investment position
Proven track record of leadership and financial strength

Thank You

Appendix: Non-GAAP Measure Reconciliation

NetScout Systems, Inc.

Reconciliation of Current GAAP to Current and Historical Non-GAAP Financial Measures

(In thousands, except per share data)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Three Months Ended June 30, 2014	Six Months Ended September 30, 2014	Six Months Ended September 30, 2013
GAAP Revenue	$ 103,889	$ 92,097	$ 107,552	$ 211,441	$ 173,902
Deferred revenue fair value adjustment	–	139	10	10	279
Non-GAAP Revenue	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
GAAP Gross profit	$ 82,004	$ 72,393	$ 85,256	$ 167,260	$ 137,276
Deferred revenue fair value adjustment	–	139	10	10	279
Share-based compensation expense (1)	407	294	292	699	604
Amortization of acquired intangible assets (2)	903	824	934	1,837	1,643
Compensation for post combination services (4)	9	9	8	17	17
Non-GAAP Gross profit	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
GAAP income from operations	$ 18,644	$ 16,002	$ 19,602	$ 38,246	$ 24,798
Deferred revenue fair value adjustment	–	139	10	10	279
Share-based compensation expense (1)	4,495	3,900	3,302	7,797	6,742
Amortization of acquired intangible assets (2)	1,779	1,601	1,796	3,575	3,384
Business development and integration expense (3)	1,477	234	–	1,477	404
Compensation for post combination services (4)	545	711	536	1,081	1,188
Non-GAAP income from operations	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
GAAP Net income	$ 11,233	$ 9,883	$ 11,476	$ 22,709	$ 19,136
Deferred revenue fair value adjustment	–	139	10	10	279
Share-based compensation expense (1)	4,495	3,900	3,302	7,797	6,742
Amortization of acquired intangible assets (2)	1,779	1,601	1,796	3,575	3,384
Business development and integration expense (3)	1,477	234	–	1,477	404
Compensation for post combination services (4)	545	711	536	1,081	1,188
Income tax adjustments (5)	([illegible])	([illegible])	([illegible])	([illegible])	([illegible])
Non-GAAP Net income	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
GAAP Diluted net income per share	$ 0.27	$ 0.24	$ 0.27	$ 0.54	$ 0.36
Share impact of non-GAAP adjustments identified above	0.13	0.10	0.08	[illegible]	0.18
Non-GAAP Diluted net income per share	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Shares used in computing non-GAAP diluted net income per share	41,882	41,980	41,503	41,732	42,004

(1) Share-based compensation expense included in these amounts is as follows:					
Cost of product revenue	$ 65	$ 48	$ 60	$ 133	$ 112
Cost of service revenue	314	226	228	542	372
Research and development	1,490	1,263	1,026	2,516	2,189
Sales and marketing	1,238	1,163	963	2,198	2,008
General and administrative	1,383	[illegible]	[illegible]	[illegible]	[illegible]
Total share-based compensation expense	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:					
Cost of product revenue	$ 903	$ 824	$ 934	$ 1,837	$ 1,643
Operating expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total amortization expense	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
(3) Business development and integration expense included in these amounts is as follows:					
General and administrative	1,477	234	–	1,477	404
Total business development and integration expense	$ [illegible]	$ [illegible]	$ –	$ [illegible]	$ [illegible]

NetScout Systems Overview  |   November 11, 2014|   © 1992-2014 NetScout Systems, Inc. All rights reserved.
Non-GAAP Measure Reconciliation:
Revenue, EPS and Free Cash Flow
($ in millions)
1H FY'15
Operating Cash Flow 29.0 $
Purchase of Fixed Assets & Intangible Assets (4.1) $
Free Cash Flow 24.9 $
Free Cash Flow
(in thousands, except per share data) For the Fiscal Years Ended
March 31,
2011 2012 2013 2014
GAAP Revenue 290,540 $ 308,679 $ 350,550 $ 396,647 $
Deferred revenue fair value adjustment 132 312 1,215 558
Non-GAAP Revenue 290,672 $ 308,991 $ 351,765 $ 397,205 $
GAAP Gross profit 229,179 $ 243,007 $ 276,542 $ $ 312,134
Deferred revenue fair value adjustment 132 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-based compensation expense (1) 352 419 577 969
Amortization of acquired intangible assets (2) 3,980 4,651 4,547 3,333
Compensation for post combination services (4) - 10 14 34
Non-GAAP Gross profit 233,643 $ 248,399 $ 283,348 $ 317,028 $
GAAP Income from operations 58,065 $   53,683 $   64,529 $   78,014 $
Deferred revenue fair value adjustment 132 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-based compensation expense (1) 6,439 8,702 9,580 12,930
Amortization of acquired intangible assets (2) 5,887 6,782 7,424 6,765
Business development and integration expense (3) 755 4,347 1,618 523
Compensation for post combination services (4) - 438 2,721 2,215
Restructuring charges - 603 1,065 -
Non-GAAP Income from operations 71,278 $   74,867 $   88,605 $   101,005 $
GAAP Net income 37,265 $   32,428 $   40,609 $   49,106 $
Deferred revenue fair value adjustment 132 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-based compensation expense (1) 6,439 8,702 9,580 12,930
Amortization of acquired intangible assets (2) 5,887 6,782 7,424 6,765
Business development and integration expense (3) 755 4,715 1,618 523
Compensation for post combination services (4) - 438 2,721 2,215
Loss on extinguishment of debt (5) - 603 - -
Income tax adjustments (6) (5,021) (7,700) (8,671) (7,879)
Restructuring charges - 690 1,065 -
Non-GAAP Net income 45,457 $   46,970 $   56,014 $   64,218 $
GAAP Diluted Net income per share 0.87 $       0.76 $       0.96 $       1.17 $
Share impact of non-GAAP adjustments identified above 0.19 0.34 0.36 0.36
Non-GAAP Diluted net income per share 1.06 $       1.10 $       1.32 $       1.53 $
Shares used in computing non-GAAP diluted net income per share 42,973 42,750 42,322 41,955
(1) Share-based compensation expense included in these amounts is as follows:
Cost of product revenue 134 $         192 $         235 $         228 $
Cost of service revenue 218 227 342 741
Research and development 1,651 2,486 2,944 4,361
Sales and marketing 2,527 3,052 3,035 3,791
General and administrative 1,909 2,745 3,024 3,809
Total share-based compensation expense 6,439 $     8,702 $     9,580 $     12,930 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
Cost of product revenue 3,980 $     4,651 $     4,547 $     3,333 $
Operating expenses 1,907 2,131 2,877 3,432
Total amortization expense 5,887 $     6,782 $     7,424 $     6,765 $
(3) Business development and integration expense included in these amounts is as follows:
Cost of service revenue - 10 - -
Research and development - 1,545 15 -
Sales and marketing - 346 10 -
General and administrative 755 2,446 1,593 523
Other income (expense), net - 368 - -